Exhibit 99.1

-Unofficial Translation-

Alon Blue Square – Proposed Framework for Dept Repayment Arrangement

Background

1.	Alon Blue Square Israel Ltd. (the “Company” or “Square”) has an aggregate bank debt of approximately NIS 520 million in addition to a debt of approximately NIS 380 million owed to its Series C Bondholders. The precise principal amount owed to the bank lenders is consistent with the bank lenders' account records, and the precise principal amount owed to the Series C Bondholders is consistent with the terms of the Series C Debenture. The bank lenders (as set forth below) and the Series C Bondholders shall be known as the “Financial Creditors”.

The bank debt is comprised in part from a direct debt of the Company (including joint accounts) in the sum of approximately NIS 300 million, with the remaining amount of approximately NIS 220 million representing guaranteed debt mostly on behalf of Mega Retail Ltd., and partially on behalf of Eden Briut Teva Market Ltd. (the “Guaranteed Debt”).

Classification of Bank Debt Between Direct Debt and Guaranteed Debt

Bank	Direct Debt (including joint accounts with Mega Retail)	Guaranteed Debt
Mizrachi Bank	NIS 75 million (joint account)	NIS 71 million (Mega)
Poalim Bank	NIS 142 million	NIS 80 million (Mega) NIS 28 million (Eden)
Leumi Bank		NIS 35 million (Mega/Eden)
Discount Bank	NIS 50 million
First International Bank	NIS 40 million (joint account)

In addition, the Company has debt on account of gift certificates (in the sum of approximately NIS 80 million)[1], minor debt on account of the Bee Group, and is required to continue transferring funds to Mega in accordance with the District Court approved arrangement.

[1]	New gift certificates are redeemable against payment obligations, therefore, they are neutralized for purposes of this document.

2.	In order to uphold its ongoing obligations, the Company is operating in order to sell its holdings in Diners Club Israel Ltd. to its partner (CAL). The sale is continuing as planned according to its scheduled timeline.

The Company intends to receive intermediary financing from the Diners purchaser against a lien which will be placed on the Diners Israel shares in the period of time between the signing of the agreement and the closing of the transaction. Details of the financing transaction will be reported by the Company 14 days prior to any binding obligation.

3.	Additionally, the Company is operating in order to sell its holdings in Dor Alon, a public company. The process is being managed by an investment banker (Leumi Partners).

4.	The Company declares that it will sell a part of the Dor Alon shares in a benefitting transaction to Alon Israel Oil Co. or its shareholders, in consideration of NIS 50 million[2].

Proposed Framework

5.	The underlying principle in the current proposal is to preserve equality among creditors and debt, and the making of pro-rata payments (for all types of payment). The pro-rata ratio among the Financial Creditors in accordance with the abovementioned breakdown shows the following distribution ratio: Banking System, approximately - 57%, Series C Bondholders, approximately – 43%. Final amounts will be determined based on precise balances as mentioned in Section 1 above. Penalty interest will not apply as of July 1, 2015.

6.	The proposed framework is as follows:

6.1. The payment schedule for all Financial Creditors will be amended and will henceforth be aligned as follows:

6.1.1.	Payment of Principal – payment of principal at a rate of 2% on November 1, 2017, November 1, 2018, and November 1, 2019.

Balance of Principal (94%) – one-time payment on November 1, 2020. Principal amounts will be linked to the CPI.

[2]	As detailed in the Company's reports.

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6.1.2.	All debts will carry, as of November 1, 2015, interest at an annual rate of 5% linked to the CPI, of which 4% will be paid on an ongoing semi-annual basis on May 1st and November 1st of every year, and 1% shall accumulate and will be repaid along with the final payment on principal. Contractual interest which has not been paid by the Company by November 1, 2015, shall be paid by the Company on their originally scheduled payment date.

At the time the final framework is formulated, the parties will negotiate a bonus consideration amount equal to 1% which will be paid by 2020 in the case of an upside.

6.2.	Any net receipts (less selling expenses and applicable taxes) generated from the sale of the Company's assets, excluding the permitted uses detailed in Section 6.2.4 below, shall serve as early redemption/repayment of the principal and interest, as follows:

6.2.1.	Ongoing interest on the date of the early repayment of principal amount.
6.2.2.	Accrued interest on the balance of the principal amount for early repayment.
6.2.3.	Principal amount from the final principal amount to be repaid.

All such amounts shall be repaid pro-rata to all Financial Creditors. The parties to the final framework will negotiate the terms of an early repayment fee. The Company intends to sell its holdings in Dor Alon during 2016 or 2017 and effectuate early repayment from the proceeds of such sale.

6.2.4.	Permitted uses will be determined by the parties in the final framework and will include, among others, payment of the outstanding balance of the Company's guarantees towards Mega Retail in accordance with Mega Retail's arrangement with creditors (NIS 320 million). As of this date, the Company's support for Mega Retail includes cash and guarantees in the sum of approximately NIS 230 million.

6.3.	Any payment of principal to a bank which has a Guaranteed Debt shall first be used to repay any direct debt held by such bank, and only then shall be used to pay the Guaranteed Debt. For purposes of clarification, a bank whose entire debt is comprised of Guaranteed Debt shall still receive payment in accordance with its pro-rata portion of the debt.

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In the event that Mega enters into liquidation, the Company shall be entitled to file a claim of debt on account of all Guaranteed Debt and joint debt that it paid to any of the Financial Creditors who have Guaranteed Debt or joint debt, in lieu of such bank, on account of such amount that was repaid to it, and in equal standing to Mega's debt to the banks; and the relevant provisions in the Mega Retail arrangement with creditors will no longer apply. It is hereby clarified that in the event of Mega's liquidation, any amounts received will be used to repay amounts owed to the bank lenders pro-rata for the direct and Guaranteed Debt.

In the event Mega does not enter into liquidation, the above provision will apply to the Mega Retail arrangement with creditors. All Guaranteed Debt and joint debt repaid by Mega to any of the bank lenders shall cause a decrease in such bank lender's pro-rata portion in the Company's debt vis-a vis such bank lender as of the actual repayment date, however, amounts repaid by Mega to any bank lender shall be used first on account of the non- Guaranteed Debt, except in the event of liquidation when amounts received will be used for the direct and Guaranteed Debt. An event of liquidation shall mean dissolution or an arrangement with creditors where a new claim of debt is filed.

6.4.	The Financial Creditors shall be issued shares in accordance with their pro-rata portion which shall constitute 10% of the Company's share capital (n a non fully-diluted basis) following the rights offering.

7.	Covenants

8.	The Company will impose, for the benefit of all its Financial Creditors on account of the debts under the arrangement, a lien on its shareholdings in Mega Retail, Dor Alon, 50.1% of BSRE (excluding BSRE shares secured to BSRE which shall be secured following their release), Diners Israel (provided they are not sold until March 31, 2016 and there is no legal restriction), pro-rata among the Financial Creditors (the “Secured Shares”). The Company shall not refuse to sell any of the Secured Shares for consideration that a majority of its Financial Creditors (as per their preference) agreed to. The parties will discuss the possibility of imposing a floating charge on all the Company's assets.

9.	Subject to Poalim Bank approval, the Bee group will enter into voluntary liquidation. Such voluntary liquidation shall not affect Poalim Bank's rights prior to the date of such voluntary liquidation.

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10.	Sale of the Secured Shares shall require the approval of the Series C Bondholders and 75% of the bank lenders. Consideration from the sale of the Secured Shares shall be used for payments as detailed in Section 6.2.

11.	The Company shall be entitled to sell its shares in BSRE provided that its total shareholdings in BSRE shall not decrease below 50.1%.

12.	The Company shall not incur additional obligations beyond the existing ones (including, extending the Series C Debentures, and/or incurring secured credit, and/or issuing new debentures), unless such new obligations will repay existing debt on a pro-ratai basis.

13.	The Company will not invest any amounts in Mega Retail beyond the amounts it is required to invest in accordance with the Mega Retail arrangement with creditors.

14.	The Company will adopt cost reducing measures including reducing management and general expenses, ceasing its dual listed regime, such that as of 2017, management and general expenses shall not exceed NIS 10 million. The final framework will include limitations on management and general expenses for 2016.

15.	The Company will not distribute dividends or pay a management fee to its controlling shareholder.

16.	The final framework may include additional covenants.

17.	The Company will cease rating for its Series C Debentures.

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